

Pierre Soulages (b. 1919)



Pierre Soulages is one of the most important, accomplished, and prolific French painters working today.

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Initial Offering Price

$1,159,000

Price Appreciation of Similar Works[2]

20.1%

Similar Sales


$2.0m
$1.5m
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$0.5m
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Market Risk-Adjusted Appreciation

Pierre Soulages	All Art	S&P 500
0.52	0.48	0.55

Investment Overview

Offering Circular		sec.gov/edgar
2021 Auction Sales	significant	$67,102,410
Repeat Sales		view

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WHY WE LIKE THIS PAINTING


Pierre Soulages
01:41

- At 102 years old, Pierre Soulages is considered to be one of the world's great living artists and is hailed in France as a national treasure.
- In 2019, Soulages became only the third artist to be honored with a solo show at the Louvre in Paris during their lifetime, alongside Pablo Picasso and Marc Chagall.
- The Painting is a 6 foot wide, recognizable example of Pierre Soulages' late "Outrenoir" paintings, which he began to develop in 1979 and solidified in the early 2000s.
- In 2010, the record auction price for a purely black-on-black Outrenoir painting was just under $245,000, but by 2018 that number grew to $2.85 million.
- As of July 22, 2022, the auction record for a black-on-black Outrenoir painting created after 2000 is held by *Peinture 227 × 306 cm, 2 mars 2009*, which sold for $2,845,782 at in June 2018, while the second-highest record is held by *Peinture 157 × 222 cm, 25 octobre 2006*, which sold for $2,141,176 in December 2019.
- Our acquisitions team has reviewed over 140 examples of work by Pierre Soulages from around the world, some of which are priced in excess of $2 million. Of these 140 works, this is the seventh one we have selected to be offered on the Masterworks platform.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$67,102,410	148

PIERRE SOULAGES

b. 1919, FRANCE

Acrylic on canvas | 40 × 51 in (102 × 130 cm)

Pierre Soulages is one of the most important, accomplished, and prolific French painters working today.



$1,159,000

INITIAL OFFERING

20.1%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a representative example of Pierre Soulages' late "Outrenoir" paintings, which he began to develop in 1979 and solidified in the early 2000s. The Outrenoir, or "beyond black," series explores the play of light on various applications of black paint. The artist also created a related subset of works which incorporate accents of deep blue or red. The black-on-black Painting features a series of impastoed, glossy horizontal strokes across the canvas, which contrasts against the matte black ground. In December 2010, the record auction price for a purely black-on-black Outrenoir painting was just under $245,000, but by 2018 that number grew to $2.85 million with the sale of a large format triptych from the series, entitled "Peinture 227 × 306 cm, 2 mars 2009." As of July 20, 2022, the auction record for a black-on-black Outrenoir painting created after 2000 is held by the aforementioned sale which took place at Christie's, Paris on June 7, 2018, while the second-highest record is held by "Peinture 157 × 222 cm, 25 octobre 2006," which sold for €1,932,500 ($2,141,176) at Sotheby's Paris on December 4, 2019. The series, scale, composition, surface, format and execution of the Painting make it a commercial example by Pierre Soulages.

Paintings by Pierre Soulages are held in some of the most important permanent collections in the world, including the Guggenheim Museum in New York, the Tate Modern in London, and the Centre Pompidou in Paris, among others. In 2001, Soulages became the first living artist granted an exhibition at the Saint Petersburg's State Hermitage Museum, and in 2009, the artist was the subject of a retrospective at the Musée National d'Art Moderne, Centre Pompidou. In 2019, he became the third artist to ever be honored with a solo exhibition at the Louvre during their lifetime, an honor previously only bestowed upon Marc Chagall and Pablo Picasso. This survey, entitled "Soulages at the Louvre," represented over eight decades of the artist's life, and prominently featured the "Outrenoir" series. Shortly before the retrospective, Soulages' work was also exhibited in "Pierre Soulages: A Century," a solo exhibition at Lévy Gorvy in New York that commemorated the artist's 100th birthday. In celebration of his 102nd birthday, luxury watchmaker Baume & Mercier recently launched a limited edition watch that takes inspiration from Soulages' "Outrenoir" series. A grand collection of Soulages' work is present at his eponymous museum in his hometown of Rodez in France, to which he and his wife donated around 500 works.

AS OF JULY 20, 2022, THE AUCTION RECORD FOR A BLACK-ON-BLACK OUTRENOIR PAINTING CREATED AFTER 2000 IS HELD BY *PEINTURE 227 × 306 CM, 2 MARS 2009*, WHICH SOLD FOR €2,407,500 ($2,845,782) ON JUNE 7, 2018, WHILE THE SECOND HIGHEST RECORD IS HELD BY *PEINTURE 157 × 222 CM, 25 OCTOBRE 2006*, WHICH SOLD FOR €1,932,500 ($2,141,176) AT SOTHEBY'S PARIS ON DECEMBER 4, 2019.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$3.0M
$2.3M
$1.5M
$0.8M
2007
2008
2009
2010
2011
2012
2013
2015
2016
2017
2018
2019
2020
2021

Pierre Soulages (b. 1919) is considered to be one of the most important and accomplished French painters working today. Soulages began his artistic education in 1938 at the prestigious École Nationale Supérieure des Beaux-Arts in Paris, but never finished his formal schooling. After serving in the military during World War II, Soulages returned to Paris in 1946, and began working in a fully abstract style. Over the course of his decades-long career, Soulages' commitment to abstraction and interest in the unique properties of black paint and its relationship with light has not wavered. While his late 1950s and early 1960s works feature hints of color, in subsequent years, black began to dominate his practice. Soulages' "Outrenoir," or 'beyond black,' series of monochrome paintings represent the culmination of his artistic practice. Soulages is still painting to date, at the age of 102.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auction sales transactions, which are similar to the Painting. The set of similar sales comprises paintings by Pierre Soulages with the following criteria: Black-on-black 'Outrenoir' paintings which were created between the year 2000 and the present and measure between 15 inches by 15 inches and 95 inches by 95 inches. There is a slight discrepancy between the title of "Peinture: 100 x 81 cm, 1 oct 2006" and its description in the catalogue raisonné for the artist, where it is listed as measuring "130 x 81 cm." The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 20.1% CAGR implied from selected sales occurring from May 30, 2007 to December 3, 2021.

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